EXHIBIT 99.1

NEWS RELEASE

South Bow Reports Fourth-quarter and Year-end 2025 Results and Declares Dividend

CALGARY, Alberta, March 05, 2026 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) reports its fourth-quarter and year-end 2025 financial and operational results. Unless otherwise noted, all financial figures in this news release are unaudited and presented in U.S. dollars.

Highlights

Safety and operational performance

  Achieved occupational safety excellence with a zero recordable case rate in 2025, a year of significant activity that included progressing the Blackrod Connection Project and remedial actions following the Milepost 171 (MP-171) incident.
  Recorded 2025 annual average throughput of approximately 584,000 barrels per day (bbl/d) on the Keystone Pipeline and approximately 718,000 bbl/d on the U.S. Gulf Coast segment of the Keystone Pipeline System.
    Fourth-quarter 2025 throughput on the Keystone Pipeline and the U.S. Gulf Coast segment of the Keystone Pipeline System averaged approximately 594,000 bbl/d and 680,000 bbl/d, respectively.
  Placed the Blackrod Connection Project into commercial service on March 1, 2026. As South Bow's first major growth initiative, the project was on schedule, on budget, and had a zero recordable case rate. Cash flows are expected to increase throughout the second half of 2026 and into 2027, with the project contributing approximately $10 million in normalized earnings before interest, income taxes, depreciation, and amortization (normalized EBITDA)1 in 2026.
  Advanced remedial actions relating to the MP-171 incident, completing 11 in-line inspections and 51 integrity digs to date.
    As previously disclosed, South Bow received the independent third-party root cause analysis (RCA), confirming that the characteristics of the incident were unique, and that the pipe and welds conformed to industry standards for design, materials, and mechanical properties. See "Milepost 171 incident" of this news release for additional details.

Financial performance

  Delivered solid financial results in 2025 despite geopolitical and market uncertainty and operational restrictions from the MP-171 incident, demonstrating the Company's highly contracted cash flows and strong commercial framework. As expected, revenue and normalized EBITDA decreased from 2024, primarily due to tighter pricing differentials impacting contributions from uncommitted capacity on the Keystone Pipeline System, and lower contributions from the Marketing segment, reflecting South Bow's risk reduction strategy.
    Generated revenue of $503 million and $1,986 million for the three months and year ended Dec. 31, 2025, respectively.
    Recognized net income of $156 million ($0.75/share) and $433 million ($2.07/share) during the three months and year ended Dec. 31, 2025, respectively.
    Recorded normalized EBITDA of $252 million and $1,022 million for the three months and year ended Dec. 31, 2025, respectively. Full-year 2025 normalized EBITDA was slightly above guidance of $1,010 million.
    Reported distributable cash flow1 of $149 million and $709 million, for the three months and year ended Dec. 31, 2025, respectively. Full-year 2025 distributable cash flow was in line with revised guidance of $700 million and increased relative to 2024 due to South Bow's tax optimization efforts and lower expected current taxes resulting from changes in U.S. tax legislation.
  Exited 2025 with total long-term debt and net debt1 outstanding of $5.8 billion and $4.8 billion, respectively. The Company's net debt-to-normalized EBITDA ratio1 was 4.7 times as at Dec. 31, 2025, slightly better than expected.

1 Non-GAAP financial measure or non-GAAP ratio that do not have standardized meanings under generally accepted accounting principles (GAAP) and may not be comparable to measures presented by other entities. See "Specified financial measures" of this news release.

Returns to shareholders

  Returned $416 million or $2.00/share to shareholders in 2025 through South Bow's sustainable dividend.
    Declared dividends totalling $104 million or $0.50/share to shareholders during the fourth quarter of 2025.
  South Bow's board of directors (the Board) approved a quarterly dividend of $0.50/share, payable on April 15, 2026, to shareholders of record at the close of business on March 31, 2026. The dividends will be designated as eligible dividends for Canadian income tax purposes.

Corporate updates

  Continued maturing the Company's growth portfolio in support of South Bow's strategic objectives outlined at its 2025 investor day. This includes organic opportunities that leverage existing infrastructure to support anticipated crude oil production growth in the Western Canadian Sedimentary Basin (WCSB), as well as inorganic opportunities to diversify and enhance the competitiveness of South Bow's base business.
    South Bow has commenced an open season to solicit binding commitments for long-term firm transportation service from Hardisty, Alta. to multiple U.S. delivery points, including Cushing, Okla., and destinations on the U.S. Gulf Coast. The open season will remain open until March 30, 2026, after which there will be a 60-day period to determine whether sufficient commercial support exists to advance the proposed project.
  Materially exited the Transition Services Agreement with TC Energy Corporation (TC Energy), ahead of schedule and under budget, enabling workflow optimization, enhancing competitiveness, and positioning South Bow to deliver on future growth objectives.

The financial information contained in this news release is unaudited. The Company expects to file its audited consolidated financial statements and notes (the financial statements) as at and for the year ended Dec. 31, 2025, and related management's discussion and analysis (MD&A), annual information form (AIF), and Form 40-F, on March 13, 2026, following the Company's external auditor's completion of their year-end audit procedures. These documents will be available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the U.S. Securities and Exchange Commission (SEC) at www.sec.gov.

Financial and operational results

$ millions, unless otherwise noted	Three Months Ended			Year Ended
	Sept. 30, 2025	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
FINANCIAL RESULTS
Revenue	461	503	488	1,986	2,120
Income from equity investments	12	14	12	52	49
Net income	93	156	55	433	316
Per share[1]	0.45	0.75	0.26	2.07	1.52
Normalized net income[2]	99	127	112	411	383
Per share1 2	0.47	0.61	0.54	1.97	1.84
Normalized EBITDA[2]	254	252	290	1,022	1,091
Keystone Pipeline System	260	241	250	970	1,028
Marketing	(17)	(8)	24	(10)	12
Intra-Alberta & Other	11	19	16	62	51
Distributable cash flow2 3	236	149	155	709	621
Dividends declared	104	104	104	416	104
Per share[1]	0.50	0.50	0.50	2.00	0.50
Capital expenditures	52	60	28	178	122
Total long-term debt	5,751	5,768	5,716	5,768	5,716
Net debt2 4	4,836	4,806	4,901	4,806	4,901
Net debt-to-normalized EBITDA (ratio)[2]	4.6	4.7	4.5	4.7	4.5
Common shares outstanding, weighted average diluted (millions)[5]	208.8	208.8	208.4	208.8	208.2
Common shares outstanding (millions)[5]	208.3	208.3	208.0	208.3	208.0

OPERATIONAL RESULTS
Keystone Pipeline System Operating Factor (SOF) (%)[6]	92	94	96	94	95
Keystone Pipeline throughput (Mbbl/d)	584	594	621	584	626
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d)[7]	703	680	784	718	795
Marketlink throughput (Mbbl/d)	547	531	615	563	614
  Per-share amounts, with the exception of dividends, are based on weighted average diluted common shares outstanding.
  Non-GAAP financial measure or non-GAAP ratio that do not have standardized meanings and may not be comparable to measures presented by other entities. See "Specified financial measures" of this news release.
  In the second quarter of 2025, South Bow modified the definition of distributable cash flow. Comparative measures have been restated to reflect these changes. See "Specified financial measures" of this news release.
  Includes 50% equity treatment of South Bow's junior subordinated notes.
  The common shares issued on Oct. 1, 2024 have been used for comparative periods, as the Company had no common shares outstanding prior to the spinoff transaction with TC Energy (the Spinoff). For periods prior to Oct. 1, 2024, it is assumed there were no dilutive equity instruments, as there were no equity awards of South Bow outstanding prior to the Spinoff.
  SOF measures South Bow's ability to deliver crude oil at the planned maximum rate of the Keystone Pipeline.
  Comprises throughput originating in Hardisty, Alta. transported on the Keystone Pipeline, and throughput originating in Cushing, Okla. transported on Marketlink for destination in the U.S. Gulf Coast.

Milepost 171 incident

  Following the MP-171 incident, the Pipeline and Hazardous Materials Safety Administration (PHMSA) issued a Corrective Action Order (CAO) requiring South Bow to undertake corrective actions, including operating under pressure restrictions for specific segments of the pipeline.
  Total costs relating to the incident, estimated at approximately $53 million, are largely expected to be recovered through the Company's insurance policies by early 2026. As of Dec. 31, 2025, South Bow had received approximately $42 million in reimbursements under its insurance policies.

Root cause analysis

  As previously disclosed, according to the independent third-party RCA, the characteristics of the MP-171 incident were unique. Both the pipe and welds conformed to industry standards for design, materials, and mechanical properties. Additionally, the pipe was transported in accordance with industry standards, and the pipeline was operating within its design pressure at the time of the incident. See South Bow's Feb. 13, 2026 news release "South Bow Shares Findings of Root Cause Analysis of Milepost 171 Incident" available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.

Remedial actions

  South Bow is actively progressing its remedial actions, completing 11 in-line inspection runs and 51 integrity digs to date, and working closely with in-line inspection technology vendors. Preliminary results indicate no injurious issues.
  As South Bow conducts its remedial work, any findings will be incorporated into its remedial work plan and the Company's programs to enhance system integrity and ensure safe operations. South Bow is committed to maintaining transparency with its regulators, customers, and industry peers throughout this process.

Outlook

Market outlook

  WCSB crude oil supply is expected to grow modestly throughout 2026 and remain below available pipeline egress capacity, resulting in continued tight pricing differentials, which may impact contributions from uncommitted capacity on the Keystone Pipeline. Recent geopolitical events are not expected to materially impact South Bow's business or the long-term demand for Canadian crude oil.
  Pricing differentials impacting the rates South Bow can charge for capacity on the U.S. Gulf Coast segment of its Keystone Pipeline System are expected to remain tight throughout 2026.

2025 guidance and actuals

South Bow's 2025 annual guidance compared to 2025 actuals is outlined below.

$ millions, except percentages	2025 Original Guidance1 2	2025 Revised Guidance2 3	2025 Actuals
Normalized EBITDA	1,010 +/- 3%	1,010 +1% / -2%	1,022
Interest expense	325 +/- 2%	325 +/- 2%	331
Effective tax rate (%)	23% - 24%	20% - 21%	12%
Distributable cash flow	535 +/- 3%	700 +/- 2%	709
Capital expenditures
Growth	110 +/- 3%	110 +/- 3%	113
Maintenance[4]	65 +/- 3%	55 +/- 3%	51
  See South Bow's March 5, 2025 news release "South Bow Reports Fourth-quarter and Year-end 2024 Results, Provides 2025 Outlook, and Declares Dividend" available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.
  Assumes average foreign exchange rate of C$/U.S.$1.43.
  See South Bow's Nov. 13, 2025 news release "South Bow Reports Third-quarter 2025 Results, Provides 2026 Outlook, and Declares Dividend" available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.
  Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.

  South Bow delivered solid financial results in 2025 despite geopolitical and market uncertainty and operational restrictions from the MP-171 incident, demonstrating the Company's highly contracted cash flows and strong commercial framework. This business resiliency and cash flow stability enabled the Company to deliver normalized EBITDA of $1,022 million, slightly above guidance of $1,010 million.
  South Bow generated $709 million of distributable cash flow in 2025, in line with revised guidance of $700 million, with the Company's outlook improving significantly throughout the year due to tax optimization efforts and lower expected current taxes resulting from changes in U.S. tax legislation. South Bow also recognized a one-time tax deduction, resulting in a lower effective tax rate in 2025.
  Owing to its disciplined capital allocation and stronger-than-expected distributable cash flow in 2025, South Bow exited the year with a net debt-to-normalized EBITDA ratio of 4.7 times, slightly ahead of the Company's original guidance of 4.8 times.
  All other 2025 financial results were generally in line with guidance.

2026 guidance

  South Bow's guidance aims to inform readers about Management's expectations for 2026 financial and operational results. Readers are cautioned that these estimates may not be suitable for any other purpose. See "Forward-looking information and statements" of this news release for additional information regarding factors that could cause actual events to be significantly different from those expected.
  South Bow is reaffirming its 2026 guidance, with the Company's financial outlook underpinned by highly contracted cash flows and strong structural demand for services. Normalized EBITDA is projected to be approximately $1.03 billion, within a range of 2%, with approximately 90% secured through committed arrangements, which carry minimal commodity price or volumetric risk.
    Normalized EBITDA for the Keystone Pipeline System segment is expected to be approximately $15 million lower in 2026 compared to 2025, reflecting lower normalized EBITDA associated with planned maintenance capital expenditures following an active maintenance and integrity program in 2025, as well as tight pricing differentials expected to continue placing pressure on the Company's U.S. Gulf Coast segment of its Keystone Pipeline System.
    Normalized EBITDA for the Marketing segment is expected to be approximately $15 million higher in 2026 compared to 2025, reflecting a recovery from the losses realized in 2025.
    Normalized EBITDA for the Intra-Alberta & Other segment is expected to increase by approximately $10 million in 2026 relative to 2025, with Blackrod Connection Project cash flows increasing throughout the second half of 2026 and into 2027.
  Normalized EBITDA for the first quarter of 2026 is expected to be relatively unchanged from fourth-quarter 2025 normalized EBITDA of $252 million.
  South Bow has placed the Blackrod Connection Project into commercial service and will update its outlook for growth capital expenditures once it sanctions its next development project. The Company continues to expect its net debt-to-normalized EBITDA ratio to decrease modestly through 2026.

South Bow's 2026 annual guidance is outlined below:

$ millions, except percentages	2026 Guidance[1]
Normalized EBITDA	1,030 +/- 2%
Financial charges[2]	315 +/- 2%
Effective tax rate (%)	22% - 23%
Distributable cash flow	655 +/- 2%
Capital expenditures
Growth[3]	10
Maintenance[4]	25 +/- 10
  Assumes average foreign exchange rate of C$/U.S.$1.39.
  Comprised of interest expense and interest income and other.
  South Bow will update its outlook for growth capital expenditures once it sanctions its next development project.
  Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.

Capital allocation priorities

  South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total shareholder returns over the long term. The Company's capital allocation priorities are built on a foundation of financial strength and supported by South Bow's stable, predictable cash flows. South Bow's capital allocation priorities include:
    paying a sustainable base dividend;
    strengthening the Company's investment-grade financial position; and
    leveraging existing infrastructure within South Bow's strategic corridor to offer customers competitive connections, enhanced optionality, and value chain expansions.

Conference call and webcast details

South Bow's senior leadership will host a conference call and webcast to discuss the Company's fourth-quarter and year-end 2025 results on March 6, 2026 at 8 a.m. MST (10 a.m. EST).

Date	March 6, 2026
Time	8 a.m. MST (10 a.m. EST)
Conference call link	https://register-conf.media-server.com/register/BI6e80d364b83e440faa7b4fee6424efbf
Webcast link	https://edge.media-server.com/mmc/p/ao4a9t6h/

Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the "Call Me" option to receive an automated call directly on their telephone.

Visit www.southbow.com/investors for the replay following the event.

Specified financial measures

Non-GAAP financial measures

In this news release, South Bow references certain non-GAAP financial measures and non-GAAP ratios that do not have standardized meanings under GAAP and may not be comparable to similar measures presented by other entities. These non-GAAP financial measures and non-GAAP ratios include or exclude adjustments to the composition of the most directly comparable GAAP measures. Management considers these non-GAAP financial measures and non-GAAP ratios to be important in evaluating and understanding the operational performance and liquidity of South Bow. These non-GAAP financial measures and non-GAAP ratios should not be considered in isolation or as a substitute for financial information or measures of performance presented in accordance with GAAP.

South Bow's non-GAAP financial measures used in this news release include:

  normalized EBITDA;
  segment normalized EBITDA;
  normalized net income;
  distributable cash flow; and
  net debt.

South Bow's non-GAAP ratios used in this news release include:

  normalized net income per share; and
  net debt-to-normalized EBITDA ratio.

These non-GAAP financial measures and non-GAAP ratios are further described below, with a reconciliation to their most directly comparable GAAP measure.

Normalizing items

Normalized measures are, or include, non-GAAP financial measures and non-GAAP ratios and include normalized EBITDA, segment normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, and net debt-to-normalized EBITDA ratio. Management uses these normalized measures to assess the financial performance of South Bow's operations and compare period-over-period results. During certain reporting periods, the Company may incur costs that are not indicative of core operations or results. These normalized measures represent income (loss), adjusted for specific normalizing items that are believed to be significant; however, are not reflective of South Bow's underlying operations in the period.

These specific normalizing items include gains or losses on sales of assets or assets held for sale, unrealized fair value adjustments related to risk management activities, tariff charges, acquisition, integration, and restructuring costs, and other charges, including but not limited to, impairment, contractual costs, and settlements.

South Bow excludes the unrealized fair value adjustments related to risk management activities, as these represent the changes in the fair value of derivatives, but do not accurately reflect the gains and losses that will be realized at settlement and impact income. Therefore, South Bow does not consider these items reflective of the Company's underlying operations, despite providing effective economic hedges. Realized gains and losses on grade financial contracts are adjusted to improve comparability, as they settle in a subsequent period to the underlying transaction they are hedged against.

South Bow excludes tariff charges as they are not reflective of ongoing business conducted by the Company and are subject to uncertainty.

Separation costs relate to internal costs and external fees incurred specific to the Spinoff. These items have been excluded from normalized measures, as Management does not consider them reflective of ongoing operations and they are non-recurring in nature.

Normalized EBITDA and segment normalized EBITDA

Normalized EBITDA and segment normalized EBITDA are used as measures of earnings from ongoing operations. Management uses these measures to monitor and evaluate the financial performance of the Company's operations and to identify and evaluate trends. These measures are useful for investors as they allow for a more accurate comparison of financial performance of the Company across periods for ongoing operations. Normalized EBITDA and segment normalized EBITDA represent income (loss) before income taxes, adjusted for the normalizing items, in addition to excluding charges for depreciation and amortization, interest expense, interest income and other, and other income.

Normalized EBITDA and segment normalized EBITDA guidance are forward-looking non-GAAP financial measures. South Bow does not provide a reconciliation of such forward-looking measures to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts. Guidance for normalized EBITDA and segment normalized EBITDA are calculated in the same manner as described above for historical normalized EBITDA and segment normalized EBITDA, as applicable.

The following table reconciles income (loss) before income taxes to normalized EBITDA for the indicated periods:

$ millions	Three Months Ended			Year Ended
	Sept. 30, 2025	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Income before income taxes	104	153	72	497	418
Adjusted for specific items:
Depreciation and amortization	64	58	62	247	246
Interest expense	84	83	84	331	388
Interest income and other	(9)	(18)	28	(41)	(12)
Other income	(20)	—	—	(20)	—
Risk management instruments	(16)	(11)	57	(36)	8
Keystone variable toll disputes	43	5	(3)	48	8
Milepost 14 (MP-14) costs	—	—	4	—	4
Separation costs	2	1	(1)	9	29
Tariff charges	—	—	—	1	—
Keystone XL costs and other	2	(19)	(13)	(14)	2
Normalized EBITDA	254	252	290	1,022	1,091

The following table reconciles income (loss) before income taxes to normalized EBITDA by operating segment for the indicated periods:

$ millions	Three Months Ended Sept. 30, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	178	1	(75)	104
Adjusted for specific items:
Depreciation and amortization	60	—	4	64
Interest expense	1	—	83	84
Interest income and other	(4)	(2)	(3)	(9)
Other income	(20)	—	—	(20)
Risk management instruments	—	(16)	—	(16)
Keystone variable toll disputes	43	—	—	43
Separation costs	—	—	2	2
Keystone XL costs and other	2	—	—	2
Segment normalized EBITDA	260	(17)	11	254

$ millions	Three Months Ended Dec. 31, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	211	3	(61)	153
Adjusted for specific items:
Depreciation and amortization	58	—	—	58
Interest expense	(1)	—	84	83
Interest income and other	(13)	—	(5)	(18)
Risk management instruments	—	(11)	—	(11)
Keystone variable toll disputes	5	—	—	5
Separation costs	—	—	1	1
Keystone XL costs and other	(19)	—	—	(19)
Segment normalized EBITDA	241	(8)	19	252

$ millions	Three Months Ended Dec. 31, 2024
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	205	(32)	(101)	72
Adjusted for specific items:
Depreciation and amortization	59	—	3	62
Interest expense	(1)	—	85	84
Interest income and other	(1)	(1)	30	28
Risk management instruments	—	57	—	57
Keystone variable toll disputes	(3)	—	—	(3)
MP-14 costs	4	—	—	4
Separation costs	—	—	(1)	(1)
Keystone XL costs and other	(13)	—	—	(13)
Segment normalized EBITDA	250	24	16	290

$ millions	Year Ended Dec. 31, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	741	27	(271)	497
Adjusted for specific items:
Depreciation and amortization	236	—	11	247
Interest expense	—	—	331	331
Interest income and other	(21)	(2)	(18)	(41)
Other income	(20)	—	—	(20)
Risk management instruments	—	(36)	—	(36)
Keystone variable toll disputes	48	—	—	48
Separation costs	—	—	9	9
Tariff charges	—	1	—	1
Keystone XL costs and other	(14)	—	—	(14)
Segment normalized EBITDA	970	(10)	62	1,022

$ millions	Year Ended Dec. 31, 2024
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	778	6	(366)	418
Adjusted for specific items:
Depreciation and amortization	238	—	8	246
Interest expense	1	1	386	388
Interest income and other	(3)	(3)	(6)	(12)
Risk management instruments	—	8	—	8
Keystone variable toll disputes	8	—	—	8
MP-14 costs	4	—	—	4
Separation costs	—	—	29	29
Keystone XL costs and other	2	—	—	2
Segment normalized EBITDA	1,028	12	51	1,091

Normalized net income and normalized net income per share

Normalized net income represents net income adjusted for the normalizing items described above under the heading "Normalizing items" and is used by Management to assess the earnings that are representative of South Bow's operations. By adjusting for non-recurring items and other factors that do not reflect the Company's ongoing performance, normalized net income provides a clearer picture of the Company's continuing operations. This measure is particularly useful for investors as it allows for a more accurate comparison of financial performance and trends across different periods. On a per-share basis, normalized net income is derived by dividing the normalized net income by the weighted average diluted common shares outstanding at the end of the period. Management believes this per-share measure is valuable for investors as it provides insight into South Bow's profitability on a per-share basis, assisting in evaluating the Company's performance.

The following table reconciles net income to normalized net income for the indicated periods:

$ millions, except common shares outstanding and per-share amounts	Three Months Ended			Year Ended
	Sept. 30, 2025	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Net income	93	156	55	433	316
Adjusted for specific items:
Other income	(20)	—	—	(20)	—
Risk management instruments	(16)	(11)	57	(36)	8
Keystone variable toll disputes	40	(9)	(3)	31	8
MP-14 costs	—	—	4	—	4
Separation costs	2	1	27	9	67
Tariff charges	—	—	—	1	—
Keystone XL costs and other	2	(19)	(13)	(14)	2
Tax effect of the above adjustments	(2)	9	(15)	7	(22)
Normalized net income	99	127	112	411	383
Common shares outstanding, weighted average diluted (millions)	208.8	208.8	208.4	208.8	208.2
Normalized net income per share	0.47	0.61	0.54	1.97	1.84

Distributable cash flow

Distributable cash flow is used to assess the cash generated through business operations that can be used for South Bow's capital allocation decisions, helping investors understand the Company's cash-generating capabilities and its potential for returning value to shareholders. Distributable cash flow is based on income (loss) before income taxes, adjusted for depreciation and amortization, the normalizing items discussed above, and further adjusted for specific items, including income and distributions from the Company's equity investments, maintenance capital expenditures, which are capitalized and generally recoverable through South Bow's tolling arrangements, and current income taxes.

Distributable cash flow guidance is a forward-looking non-GAAP financial measure. South Bow does not provide a reconciliation of such forward-looking measure to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts.

In the second quarter of 2025, South Bow modified the definition of distributable cash flow to no longer adjust income (loss) before income taxes for interest income and other. Management believes that this modified definition of distributable cash flow more accurately reflects the amount of cash generated through business operations that can be used for South Bow's capital allocation decisions. Comparative measures have been restated to reflect these changes.

The following table reconciles income (loss) before income taxes to distributable cash flow for the indicated periods:

$ millions	Three Months Ended			Year Ended
	Sept. 30, 2025	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Income before income taxes	104	153	72	497	418
Adjusted for specific items:
Depreciation and amortization	64	58	62	247	246
Income from equity investments	(12)	(14)	(12)	(52)	(49)
Distributions from equity investments	14	23	20	74	70
Maintenance capital expenditures[1]	(11)	(19)	(15)	(51)	(61)
Current income tax recovery (expense)	71	(23)	(6)	16	(43)
Normalizing items, net of tax[2]	6	(29)	34	(22)	40
Distributable cash flow	236	149	155	709	621
  Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.
  Refers to adjustments made to normalized net income, net of tax, and includes other income, risk management instruments, Keystone variable toll disputes, separation costs, tariff charges, and Keystone XL costs and other.

Net debt and net debt-to-normalized EBITDA ratio

Net debt is used as a key leverage measure to assess and monitor South Bow's financing structure, providing an overview of the Company's long-term debt obligations, net of cash and cash equivalents. Management believes this measure is useful for investors as it offers insights into the Company's financial health and its ability to manage and service its debt obligations. Net debt is defined as the sum of total long-term debt with 50% equity treatment of the Company's junior subordinated notes, operating lease liabilities, and dividends payable, less cash and cash equivalents.

Net debt-to-normalized EBITDA ratio is used to monitor South Bow's leverage position relative to its normalized EBITDA for the trailing four quarters. This ratio provides investors with insight into the Company's ability to service its long-term debt obligations relative to its operational performance. A lower ratio indicates stronger financial health and greater capacity to meet its debt obligations.

$ millions, except ratios	Sept. 30, 2025	Dec. 31, 2025	Dec. 31, 2024
Senior unsecured notes	4,665	4,682	4,629
Junior subordinated notes	1,086	1,086	1,087
Total long-term debt	5,751	5,768	5,716
Adjusted for:
Hybrid treatment for junior subordinated notes[1]	(543)	(543)	(544)
Operating lease liabilities	25	26	22
Dividends payable	104	104	104
Cash and cash equivalents	(501)	(549)	(397)
Net debt	4,836	4,806	4,901

Normalized EBITDA for the trailing four quarters	1,060	1,022	1,091
Net debt-to-normalized EBITDA (ratio)	4.6	4.7	4.5
  Includes 50% equity treatment of South Bow's junior subordinated notes.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on South Bow's current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. All statements other than statements of historical facts may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as, "anticipate", "will", "expect", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "intend", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: South Bow's corporate vision and strategy, including its strategic and capital allocation priorities, its satisfaction thereof, and outlook; the Blackrod Connection Project, including expected cash flows associated with the project coming into commercial service, and future expected investment associated with the project; the results of the open season to solicit long-term firm transportation services; PHMSA approvals and satisfaction of the CAO; anticipated finalization of the Company's remedial work plan in response to the CAO; expected interest expense, financial charges, and effective tax rate; expected capital expenditures; expected dividends; expected one-time separation costs relating to the Spinoff; the priorities of the 2026 budget, including strengthening the Company's financial position, maturing and executing a portfolio of organic and inorganic growth opportunities, and delivering strong and sustainable returns to shareholders; expected shareholder returns and asset returns; demand for uncommitted capacity on the Keystone Pipeline System; expected pricing differentials on the U.S. Gulf Coast segment of the Keystone Pipeline System; treatment under current and future regulatory regimes, including those relating to taxes, tariffs, and the environment; expected filing and timing for South Bow's 2025 audited financial statements, MD&A, AIF, and Form 40-F; South Bow's financial guidance for 2026 and beyond, including 2026 normalized EBITDA and first-quarter 2026 normalized EBITDA, 2026 financial charges, 2026 distributable cash flow, and 2026 capital expenditures; expected financial contributions of the Keystone Pipeline System, Marketing, and Intra-Alberta & Other segments; anticipated normalized EBITDA in 2026 by operating segment; the expectation that the Company will update its outlook for growth capital expenditures once it sanctions its next development project; that South Bow's maintenance capital expenditures in 2026 will generally be recoverable through its tolling arrangements; South Bow's expectation that its net debt-to-normalized EBITDA ratio will decrease modestly through 2026; South Bow's financial strength and flexibility; expected low risk associated with committed shipper arrangements; the expectation that South Bow will ensure safe and reliable operations on the Keystone Pipeline; expected remedial actions, timing for, and cost and coverage of, the remediation of the MP-171 incident; potential financial contributions from uncommitted capacity on the Keystone Pipeline System; potential impacts of the findings of the RCA, including planned actions by the Company to address such findings in 2026, and response to the MP-171 incident on the financial and operational outlook; and the time and content of the senior leadership conference call and webcast.

The forward-looking statements are based on certain assumptions that South Bow has made in respect thereof as of the date of this news release regarding, among other things: oil and gas industry development activity levels and the geographic region of such activity; WCSB crude oil supply; that favourable market conditions exist and that South Bow has and will have available capital to fund its capital expenditures and other planned spending; prevailing commodity prices, interest rates, inflation levels, carbon prices, tax rates, and exchange rates; the ability of South Bow to maintain current credit ratings; the availability of capital to fund future capital requirements; future operating costs; asset integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; and prevailing regulatory, tax, and environmental laws and regulations.

Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the energy industry; weakness or volatility in commodity prices; non-performance or default by counterparties; actions taken by governmental or regulatory authorities; the ability of South Bow to acquire or develop and maintain necessary infrastructure; fluctuations in operating results; adverse general economic and market conditions; the ability to access various sources of debt and equity capital on acceptable terms; and adverse changes in credit. The foregoing list of assumptions and risk factors should not be construed as exhaustive. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the results implied by forward-looking statements, refer to South Bow's most recent AIF, available under South Bow's SEDAR+ profile at www.sedarplus.ca and, from time to time, in South Bow's public disclosure documents, available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.

The forward-looking information in this news release also includes financial outlooks and other related forward-looking information. Management approved the financial outlooks contained in this news release, including 2026 normalized EBITDA and segment normalized EBITDA, first-quarter 2026 normalized EBITDA, 2026 financial charges, 2026 effective tax rate, 2026 distributable cash flow, 2026 growth and maintenance capital expenditures, and 2026 net debt-to-normalized EBITDA ratio as of the date of this news release. This financial outlook information is based on, among other things, the various assumptions disclosed in this news release, including those under "Forward-looking information and statements" as of the date hereof. The internal projections, expectations, or beliefs are based on the 2026 budget, which is subject to change in light of ongoing results, prevailing economic conditions, commodity prices, and industry conditions and regulations. The purpose of these financial outlooks is to inform readers about Management's expectations for the Company's financial and operational results in 2026, and such information may not be appropriate for other purposes.

South Bow's future shareholder distributions, including but not limited to the payment of dividends, if any, and the level thereof, is uncertain. Any decision to pay dividends on South Bow's shares (including the actual amount, the declaration date, the record date, and the payment date in connection therewith and any special dividends) will be subject to the discretion of the Board and may depend on a variety of factors, including, without limitation, South Bow's business performance, financial condition, financial requirements, growth plans, expected capital requirements, and other conditions existing at such future time, including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on South Bow under applicable corporate law. Further, the actual amount, the declaration date, the record date, and the payment date of any dividend are subject to the discretion of the Board. There can be no assurance that South Bow will pay dividends in the future.

The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do – providing safe and reliable transportation of crude oil to North America's highest demand markets. As an investment-grade entity based in Calgary, Alberta, South Bow's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol SOBO. To learn more, visit www.southbow.com.

Contact information

Investor Relations	Media Relations

Martha Wilmot investor.relations@southbow.com	Solomiya Lyaskovska communications@southbow.com